

OFFERING MEMORANDUM

facilitated by



Bradys Bakery

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Bradys Bakery
State of Organization	CA
Date of Formation	01/01/2016
Entity Type	Limited Liability Company
Street Address	552 Ivy St, Glendale CA, 91204
Website Address	bradysbakery.com

(B) Directors and Officers of the Company

Key Person	Stephen Scelfo
Position with the Company Title First Year	 Owner 2016
Other business experience (last three years)	***Owner of Brady's BakeryBrady's Bakery (Jan 2016 - Present)*** • Brady's is an online, e-commerce bakery nestled in Glendale, CA offering delicious cookies and bread pudding with a unique twist. we are constantly creating new ideas and updating our menu to reflect what inspires us and tickles our fancy.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Stephen Scelfo	100%

(D) The Company's Business and Business Plan

The Team

Reece Scelfo, CEO and Founder

I'm Reece, the founder of Brady's Bakery. I'm a virgo from Katy, TX, and I love my family, dogs, guacamole, and of course, sweets. I founded Brady's Bakery in 2016 after teaching myself to bake, and began pursuing the business full-time in 2018.

- BFA and minor in business administration from the University of Oklahoma

- I spent 6 years in new york city working all across the entertainment industry including jobs in casting, broadway management, and talent management.

- After relocating to Los Angeles in 2014 for a change of scenery, and worked for a production company in international distribution from 2014-2018, when I left to pursue the bakery full-time.

Brady, Chief Dog Officer & Namesake

Brady joined the family in 2015 and serves as the namesake for Brady's Bakery. While he can't eat any of the products, he's a great mascot.

Our Menu

We make our cookies in small batches in order to maintain their quality and taste. Cookies are baked to a soft & gooey center and crispy exterior. We steer clear of artificial ingredients wherever possible and aim to use organic and local ingredients. Our expansive menu includes:

- Our OG (original) 3 cookies: the chocolate chip + walnut, the red velvet + white chocolate chip, & the oatmeal + cranberry
- Other cookie flavors that range from the classic to unique, adoring fun names to capture their vibe: maple & bacon, snickerdoodle w/ maple syrup & pecans (the southern belle), nutella stuffed brown sugar (the OMFG), cinnamon cream cheese stuffed (the doughboy), double dark chocolate & mint (the holiday smash), funfetti (the basic b), chocolate chip stuffed with marshmallow & ganache (that s'more like it), among many others.
- A southern favorite: bread pudding! We bake it in individual, muffin-size portions so you're not obligated to share :) Everyday and seasonal flavors include: chocolate chunk, mom's apple pie, pumpkin + pecan, ricotta french toast, & cinnamon roll.
- One of our newest additions and a huge crowd-pleaser: the GAY AF rice krispie treat. It's an oversized rice krispie treat filled with mini-marshmallows and fruity pebbles. Seasonal flavors of this new treat are in the works now!
- A childhood favorite: puppy chow (for humans). We take cinnamon life cereal and coat it in melted chocolate & peanut butter, and dust it with powder sugar. Served cold. It's a crack pint!
- The wooquie (waffle + cookie) was introduced in 2019 and has been a fun, innovative, and huge draw at our markets and catering events. We take a version of our cookie dough and bake it to order in a waffle iron and dip it in melted butter and cinnamon & sugar, or drizzle with warm nutella.
- Brady's Dog Treats: coming soon! We've trialed these new treats with some of our furry friends and needless to say they couldn't get enough! These treats are delicious and all organic, made with real ingredients that are good enough for humans to eat. 100% of the sales from this item will be donated to Southern California area dog rescues, such as Real Good Rescue. Just another way for us to give back to the community that has given us so much!

Traction, validation, and customer experience

Brady's got its start at special events, large parties, farmers markets, catering opportunities, and events like Cookie Con. Since then, we've grown immensely in popularity and keep customers coming back with a great social media presence, an excellent website experience, and a loyal following.

- 4.5-5 star rating on Yelp, Google, and Facebook!
- Our comprehensive and attractive website allows customers to shop for our cookies & bread pudding and have them shipped, delivered locally, or picked up from our baked-to-order location, or any of our Southern California distribution centers.
- Word of mouth and referrals have been a huge driver of business, and we have over 10,000 Instagram followers as well.
- Between direct sales via our cloud kitchen, distribution centers, and wholesale accounts, our sales grew 183% from 2019 to 2020, and 275% from 2020 to 2021.

Our vision

With this funding round, we aim to increase production capacity by moving into a new commercial kitchen. This will allow us to better service existing wholesalers, secure new wholesale partners, and continue to scale our direct-to-consumer efforts. Eventually, we hope to expand our footprint to other cities and open a flagship retail location as well.

- We currently distribute cookies weekly to 9 retail/wholesale accounts: for five Coffee/ Convene (2 locations), Capital One Cafe (3 locations, operated by Aramark), Neiman Marcus Beverly Hills, Toasted & Roasted (West Hollywood), Kimpton la Peer Hotel (West Hollywood), the Phoenix Effect (gym, West Hollywood)
- Our partnership with CloudKitchen will optimize our ability to make our product available on all virtual food delivery platforms - Postmates, Uber Eats, Doordash, etc.
- Funds raised will go towards securing commercial kitchen equipment: a 20 quart mixer, double oven, reach-in freezer, shelving, prep space, prep equipment
- We also aim to hire a full-time bakery manager
- Working capital will be used for general operational excellence, including maintaining and improving our website and web presence

Welcome to Brady's Bakery: we're an equal opportunity crowd pleaser.

Brady's Bakery is a baked-to-order boutique style bakery with a simple mission: to make the country's best cookies while offering a stellar customer service experience. We've quickly grown to become one of Los Angeles' most sought-after cookie shops, and now it's time to expand our operations and start a new chapter.

- Inspired by my favorite bakeries from around the world in New York, and the fact that everything is bigger in Texas, our core product is plus-sized, soft-baked cookies (hand rolled and individually weighed at 4 ounces).
- All of our products are handmade in small batches to ensure consistency and quality in every single bite.
- At the end of the day, I bake what I like to eat. Plain and simple. If it's on the menu, I stand behind it 100%.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 10 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 7, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$120,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Co-Packer, Development & Start Up Costs	$40,000	$40,000
Equipment & Electrical Upgrades	$7,000	$2,000
General Manager Acquisition & Onboarding	$0	$20,000
Equipment Purchases & Kitchen Improvements	$0	$25,000
Packaging Facelift	$0	$20,000
Other Improvements & Misc Business Purchases	$0	$5,800
Mainvest Compensation	$3,000	$7,200
TOTAL	$50,000	$120,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.4%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$67,500	1.4%
$85,000	1.7%
$102,500	2.0%
$120,000	2.4%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Stephen Scelfo	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Brady's Bakery has been operating in its current capacity since March 2020 and has since achieved the following milestones:

- Opened its flagship location in Los Angeles, CA. Six months later, Brady's opened its first distribution outpost in Hollywood, followed by its second distribution outpost in Long Beach six months after that. Brady's third distribution outpost opened at the end of June 2022 and is scheduled to open its fourth, fifth, and sixth later in 2022.

- Achieved revenue of $220k in 2020 (a year filled with change and uncertainty), which then grew to $840k in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Brady's Bakery forecasts the following milestones:

- Secure additional distribution outposts in Los Angeles by the end of 2022. Expand to other Southern California cities (i.e. San Diego) by Q2 2023.

- Hire for the following positions by end of Q4 2022: General Manager

- Achieve $1.25m revenue per year by 2023.

No other outstanding loans or equity

Brady's has no outstanding loans to any financial institution. The capital raised through Mainvest will make up the entirety of Brady's Bakery's fundraising. However, Brady's Bakery may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,250,000	$1,375,000	$1,471,250	$1,544,812	$1,591,156
Cost of Goods Sold	$435,000	$478,500	$511,995	$537,594	$553,721
Gross Profit	$815,000	$896,500	$959,255	$1,007,218	$1,037,435
EXPENSES					
Rent	$54,000	$55,350	$56,733	$58,151	$59,604
Utilities	$14,000	$14,350	$14,708	$15,075	$15,451
Salaries	$65,000	$71,500	$76,505	$80,330	$82,739
Insurance	$8,500	$8,712	$8,929	$9,152	$9,380
Employeee Wages	$190,000	$194,750	$199,618	$204,608	$209,723
Repairs & Maintenance	$1,300	$1,332	$1,365	$1,399	$1,433
Legal & Professional Fees	$20,000	$20,500	$21,012	$21,537	$22,075
Marketing & Advertising	$15,000	$15,375	$15,759	$16,152	$16,555
Operating Profit	$447,200	$514,631	$564,626	$600,814	$620,475

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$36,977.00	$0
Cash & Cash Equivalents	$10,721.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$671,696.00	$0
Cost of Goods Sold	$145,381.00	$0
Taxes Paid	$24,324.00	$0
Net Income	$43,479.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V